[Letterhead of Sutherland Asbill & Brennan LLP]

April 29, 2014

VIA EDGAR

Sheila Stout

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation
Post-Effective Amendment No. 2 to Registration Statement on Form N-2
File No. 333-175624

Dear Ms. Stout:

On behalf of Sierra Income Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 4, 2014 and April 17, 2014, as a follow up to the Company’s preliminary responses to the Staff’s oral comments provided on January 29, 2014, regarding Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File No. 333-175624) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Prospectus

Note 5. Total Return Swap

1.	In connection with the total return swap (“TRS”), please be advised that the Staff has determined that the payment of income or capital gains incentive fees to the Adviser on income or realized gains received from investments held pursuant to the TRS will require an amendment to the Company’s Investment Advisory Agreement that explicitly reflects this arrangement, which amendment will require stockholder approval.

Response: The Company acknowledges the Staff’s position and will not pay any incentive fees relating to the TRS unless it receives stockholder approval to amend its Investment Advisory Agreement to allow for the same.

2.	In connection with the TRS, please advise as to whether, as of December 31, 2013 and as of the date of this letter, the Company has paid or accrued any income incentive fees or any capital gains incentive fees.

Response: The Company advises the Staff on a supplemental basis that it has not paid or accrued any income incentive fees relating to the TRS since its inception, and specifically, no such fees have been paid as of December 31, 2013, or as of the date of this letter. Moreover, the Company has not paid any capital gains incentive fees relating to the TRS since its inception, and specifically, no such fees have been paid as of December 31, 2013, or as of the date of this letter. As it relates to the accrual of capital gains incentive fees relating to the TRS, the Company did accrue such fees as of December 31, 2013, but those fees were never paid. The accrual of capital gains relating to the TRS was based upon the Company’s understanding that such treatment was appropriate under its Investment Advisory Agreement. Moreover, the Company confirms that the total amounts accrued were immaterial to the Company’s net assets. In light of the Staff’s comments, the Company acknowledges that continuing this treatment of any gains relating to the TRS will require an amendment to its Investment Advisory Agreement, which amendment would require shareholder approval. On a going forward basis, the Company will exclude any income or capital gains relating the TRS from its calculations relating to the payment of incentive fees.

3.	We note that the Fees and Expenses Table currently states that after the Company has raised $300 million, it will be responsible for paying all future other organization and offering expenses incurred. Please revise the Fees and Expenses table as appropriate to account for the fact that the Company is likely to surpass the $300 threshold in the near future.

Response: The Company will revise the Fees and Expenses Table as requested. Based upon the Company’s offering expenses incurred to date, and its current monthly sales, the Company does not believe that the offering expense ratio will increase. In the event that the Company’s offering expenses increase, or its scale does not increase to the extent projected, the Company will supplement the Prospectus in order to reflect an accurate expense ratio.

4.	We note that in your prior correspondence the Company’s position was that the minimum usage fee relating to the TRS was not a commitment fee that should be included in the “Other Expenses” line of the Fees and Expenses Table as an expense to the Company given that any minimum usage fee incurred in connection with the TRS would be netted against any income or capital gains that the Company would be entitled to under the TRS. Please advise the Staff as to how the Company reached this conclusion.

Response: The Company advises the Staff on a supplemental basis that pursuant to the terms of the TRS, no minimum usage fee can be charged for the first year of the TRS arrangement, which became effective as of August 27, 2013. Therefore, as of the date of this letter, there has been no minimum usage fee to calculate and no such fee can be charged until after August 27, 2014. The Company’s anticipated treatment of the minimum usage fee is based upon the fact that pursuant to the terms of the TRS, any such minimum usage fee is subject to a master netting arrangement between the Company and the counter party to the TRS. See, ISDA 2002 Master Agreement attached as Exhibit 10.1 to the Company’s Form 8-K filed on September 3, 2013. Pursuant to the netting arrangement, any such minimum usage fee would be netted against any other cash flows due to the Company relating to the TRS. As a result, any minimum usage fee would be included as one of a number of components that comprise the TRS, rather than a separate fee. The Company would view any liabilities associated with the TRS as an interest expense, similar to a standard credit facility. Accordingly, all TRS related expenses would be recorded as an interest expense. As of the date of this letter, the Company has not paid any expenses related to its investment activities under the TRS. For all of the reasons set forth herein, the Company does not believe it would be appropriate to include any minimum usage fee relating to the TRS as an “Other Expense” in the Fees and Expenses Table. The Company understands that the Staff has not yet finalized its view on the Company’s treatment as described above and may have further comments in the future.

Financial Statements

5.	We refer to the “Cash and cash equivalents” line item in your Consolidated Statement of Assets and Liabilities. On a going forward basis, to the extent that the amounts presented therein include anything other than cash, please specify the particular holdings that compose this line item. In particular, if money market funds or any restricted cash are captured by the “Cash and cash equivalents” line item, please add a separate line item in both the Consolidated Statement of Assets and Liabilities and in the Schedule of Investments reflecting those holdings.

Response: The Company hereby confirms that it will add separate line items in both its Consolidated Statement of Assets and Liabilities and its Schedule of Investments under “Cash and cash equivalents” to the extent it holds any money market funds, restricted cash, or any other non-cash items, in all future periodic reports filed with the Commission, beginning with the Form 10-Q for the fiscal quarter ended March 31, 2014.

6.	We note that in your Schedule of Investments under the column entitled “Type of Investment” you disclose the interest rate payable by the Company’s portfolio companies. In the case of those investments with floating interest rates, the Company indicates that such rates are based on “LIBOR”. On a going forward basis, please revise this disclosure to specify the actual interest rate since there are various LIBOR rates reported based upon different maturity schedules.

Response: The Company hereby confirms that it will clarify the particular floating interest rate payable by each portfolio company by disclosing the particular LIBOR rate used to calculate the interest rate in all future periodic reports filed with the Commission, beginning with the Form 10-Q for the fiscal quarter ending June 30, 2014.

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In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Richard T. Allorto, Jr., Chief Financial Officer